Exhibit 99
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Represents a portion of the 4,300,213 shares of Multiple and Variable Vote
Restricted Convertible Common Stock ("Multi-Vote Common Stock") directly held by Magellan Holdings LP ("Holdings") before the transaction reported on and a portion of the 3,762,713 remaining shares of such stock held by Holdings after the transaction. Holdings sold 537,500 shares of Multi-Vote Common Stock as a result of the exercise by the underwriters of an over-allotment option in connection with a public offering. The general partner of Holdings is Onex Partners GP LP ("Onex Partners"), which may be entitled to receive a portion of the gain realized on this investment. The Reporting Person is associated with the controlling parties of Onex Partners and has an interest in Onex Partners, and in such capacity had a pecuniary interest in the number of shares indicated in Item 5 and has a pecuniary interest in the number of shares indicated in Item 9 of Table II, and may also have a pecuniary interest in an additional portion of the shares directly held by Holdings. The Reporting Person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest and the filing of this Form 4 shall not be construed as an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, any of the shares held directly by Holdings, except for the shares set forth in said Items 5 and 9.